RECEIVED
2010 AUG 27 PM 12: 27
SEC / TM



10032571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~67439~~ 41817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ferguson & Brewer Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7052 Skyway, Suite A
(No. and Street)

Paradise (City) California (State) 95969 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas A. Ferguson 530 872-1810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130, Maitland (Address) (City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas A. Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferguson & Brewer Securities, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



K. GALLEGOS
Commission # 1709746
Notary Public - California
Butte County
My Comm. Expires Dec 9, 2010

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FERGUSON & BREWER SECURITIES

June 30, 2010

FERGUSON & BREWER SECURITIES
(A California General Partnership)
FINANCIAL STATEMENTS
FOR THE EIGHTEEN MONTHS ENDED JUNE 30, 2010

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Partners' of
Ferguson & Brewer Securities

We have audited the accompanying statements of financial condition of Ferguson & Brewer Securities (A California General Partnership) as of June 30, 2010 and the related statements of operations, changes in partners' capital, and cash flows for the eighteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ferguson & Brewer Securities as of June 30, 2010 and the results of its operations and its cash flows for the eighteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and10 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

August 23, 2010

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF FINANCIAL CONDITION
June 30, 2010

ASSETS

Assets:		
Cash and cash equivalents	$	13,581
Prepaid insurance		122
	$	13,703

LIABILITIES AND PARTNERS' CAPITAL

Partners' capital:		13,703
	$	13,703

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF OPERATIONS
For the Eighteen Months Ended June 30, 2010

Revenues:	
Commissions paid by affiliate	$ 5,750
Interest income	245
Total revenues	5,995
Expenses:	
Accounting and legal	1,750
Dues and fees	695
Insurance	546
Office expense	1,299
Total expenses	4,290
Net income (loss)	$ 1,705

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Eighteen Months Ended June 30, 2010

	Thomas Ferguson	Robert Brewer	Total
Beginning Capital, January 1, 2009	$ 5,999	$ 5,999	$ 11,998
Current period's income (loss)	853	852	1,705
Balances, June 30, 2010	$ 6,852	$ 6,851	$ 13,703

The accompanying notes are an integral part of these financial statements

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF CASH FLOWS
For the Eighteen Months Ended June 30, 2010

Cash flows from operating activities:	
Net income (loss)	$ 1,705
Decrease in prepaid insurance	182
Net cash provided in operating activities	1,887
Cash flows from investing activities	
Accrued interest increase in certificate of deposit balance	(245)
Certificate of deposit	10,933
Net cash provided in investing activities	10,688
Net increase in cash	12,575
Cash and cash equivalents at beginning of period	1,006
Cash and cash equivalents at end of period	$ 13,581

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

NOTES TO FINANCIAL STATEMENTS
June 30, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Ferguson & Brewer Securities (the "Company") is licensed as a Direct Placement Program broker/dealer under Rule 15c3-1 (2) (ii) and (iii) as a broker that does not generally carry customer accounts. Specifically, the Company is a general partnership of two individuals, Thomas A. Ferguson and Robert H. Brewer. Mr. Ferguson and Mr. Brewer are also the sole owners of another business, Ferguson & Brewer Investment Company ("FBIC"), which has been engaged in the formation, operation and management of real estate investment partnerships since 1983. The company was formed to act as the broker/dealer with respect to those partnerships sponsored by FBIC. The company's business is devoted entirely to acting as the broker/dealer for the partnerships sponsored by FBIC with the infrequent exception of residual commissions on reinvestments in shares of registered investment companies.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Income Taxes

No provision for income taxes has been made as the income of the Company is passed directly to the partners and is included with their other income and taxes at their individual rates.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2010, the Company had excess net capital of $8,581.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

NOTES TO FINANCIAL STATEMENTS
June 30, 2010

Note 3 – Related Party

The following transactions occurred between the Company and the other affiliated company:

Ferguson & Brewer Investment Company provides office space and pays all overhead costs for Ferguson & Brewer Securities. The Company pays Ferguson & Brewer Investment Company $250 per quarter for these expenses. In 2009 and the first half of 2010 $1,500 was paid to reimburse for the office space and overhead cost.

Ferguson & Brewer Investment Company under a Standby Support Agreement dated February 24, 2003, pays the Company a $750 quarterly standby commission fee for any quarter in which they do not make any new offerings of the securities of an entity it sponsors. During 2009 and the first six months of 2010, $3,750 was paid under this agreement and is included in commission paid by affiliate in these financial statements.

Ferguson & Brewer Investment Company during 2009 and the first six months of 2010 sponsored two partnership offerings and paid the Company $2,000 in addition to the commission paid by affiliate paid under the Standby Support Agreement.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2010

Computation of basic net capital requirements:	
Total partners' capital qualified for net capital	$ 13,703
Deductions:	
Non-allowable assets	
Prepaid insurance	122
Total non-allowable assets	122
Net capital before haircuts and securities positions	13,581
Haircuts:	
Securities positions	-
	-
Net capital	13,581
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Net capital in excess of required minimum	$ 8,581

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF JUNE 30, 2010

Total aggregate indebtedness:	-
Ratio of aggregate indebtedness to net capital	-

FERGUSON & BREWER SECURITIES
(A California General Partnership)

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c-3
AS OF JUNE 30, 2009

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15C3-3

To the Partners' of
Ferguson & Brewer Securities

In planning and performing our audit of the financial statements and supplemental schedules of Ferguson & Brewer Securities (A California General Partnership) (the "Company") as of and for the eighteen months ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, We considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more the inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

August 23, 2010